The Creation of a Storage, Networking and Consumer Powerhouse December 2006 Filed by: LSI Logic Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: LSI Logic Corporation Commission File No. 1-10317

Safe Harbor Cautionary Statement Regarding Forward-Looking Statements This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise. Additional Information and Where You Can Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere and LSI. In connection with the transaction, LSI will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of LSI and Agere. Investors and security holders of LSI and Agere are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about LSI, Agere and the proposed transaction. The joint proxy statement/prospectus (when it becomes available), and any other documents filed by LSI or Agere with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LSI and Agere by contacting, respectively, LSI Investor Relations by e-mail at investorrelations@lsi.com or by telephone at 1-800-433-8778 or by contacting Agere Investor Relations by e-mail at investor@agere.com.com or by telephone at 1-800-372-2447. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. LSI, Agere and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of LSI and Agere and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

Non-GAAP Financial Measures Non-GAAP financial measures exclude gain or loss from the sale of, and income or loss from, discontinued operations; restructuring-related charges included in costs; primarily increased depreciation; certain other non-cash charges including equity compensation; net restructuring and other charges; purchased in-process research and development charges, amortization of acquired intangible assets, net gain or loss from the sale of operating assets, certain tax adjustments, cumulative effect of accounting changes, and certain nonrecurring charges.

The Creation of a Storage, Networking and Consumer Powerhouse

Transaction Overview 1 Based on closing stock price of LSI on 12/01/2006 Terms Each share of Agere will be exchanged for 2.16 LSI shares Consideration Stock-for-stock transaction valued at approximately $4B1 Pro Forma Ownership 52% LSI shareholders; 48% Agere shareholders Leadership Abhi Talwalkar, President & CEO Bryon Look, CFO Board of Directors Jim Keyes, Non-Executive Chairman 9 directors; 6 designated by LSI and 3 designated by Agere Anticipated Close First calendar quarter 2007 Conditions Approval by LSI and Agere shareholders, customary closing conditions and regulatory approvals Stock Repurchase $500M stock repurchase program authorized

The Right Combination at the Right Time Transformation Milestones New Leadership and Structure New leadership teams in 2005 New leadership teams in 2005 Aligned Businesses to Focused Strategy Storage Consumer Storage Networking Mobility Deliver Long-Term Growth and Profitability Operating Expense Improvements Strong Balance Sheet Operating Income Growth Operating Expense Improvements Strong Balance Sheet Operating Income Growth

LSI Market Segments $251M Consumer DVD Recorder Consumer Appliance OEM Storage Systems Enterprise HDDs SAN Infrastructure Int. Server Storage Storage Systems Storage Semi $1.4B Storage $312M Enterprise Connectivity Comm. * Total revenue from last 4 quarters ending Sept'06 * * *

Agere Market Segments $625M Storage Desktop HDDs Notebook HDDs Consumer HDDs * $394M Mobility GPRS / EDGE / 3G Handsets * * Total revenue from last 4 quarters ending Sept'06 $551M Networking SAN Infrastructure SMB Wireless/Wireline *

Strategic Rationale for Combination Multiple revenue streams Sizable synergies of at least $125M/year Expected to be meaningfully accretive to non-GAAP EPS in '08* Strengthen Financials Storage: Grow within and beyond the enterprise Networking: Expand quality of service into the premise Mobility: Grow from a solid GPRS/EDGE base Entertainment CE: Expand media processing strength Grow Revenue Engines Customers: Increasing value in focus markets IP: >10,000 issued and pending US patents combined Talent: >4,200 combined engineers with >1,700 PhD's & MSEE's Extend Industry Leadership Creating a storage, networking and consumer powerhouse * CY 2008

Highly Complementary Strategic Fit Market Focus Business Segment Strength Strength Strength Market Focus Business Segment LSI Agere Combined Storage $2.0B Storage Systems ? ? ? Storage $2.0B Server & Storage Semi ? ? ? Storage $2.0B HDD Semi ? ? ? Storage $2.0B SAN Semi ? ? ? Network $863M Wired/Wireless Public Infrastructure ? ? ? Network $863M Enterprise Connectivity ? ? Network $863M Small/Medium Business ? Consumer $644M GPRS/EDGE/3G ? ? ? Consumer $644M Media Processing ? ? ? * * * * Total combined revenue from last 4 quarters ending Sept'06

Grow Revenue Engines - Storage HDD / Tape SAN Infrastructure Server Storage Components Internal & External RAID Products Silicon = >$1.28B Systems = $742M Silicon = >$1.28B Systems = $742M Silicon = >$1.28B Systems = $742M Silicon = >$1.28B Systems = $742M * Total combined revenue from last 4 quarters ending Sept'06 * Grow within and beyond the enterprise *

Grow Revenue Engines - Storage HDD Current HDD Position Current HDD Position Growth Opportunities LSI Agere Growth Opportunities Enterprise ? ? Grow silicon footprint New integration opportunities Expand customer presence Unique platform for innovation with silicon to systems position Increase market coverage Desktop ? ? Grow silicon footprint New integration opportunities Expand customer presence Unique platform for innovation with silicon to systems position Increase market coverage Mobile ? ? Grow silicon footprint New integration opportunities Expand customer presence Unique platform for innovation with silicon to systems position Increase market coverage Consumer ? ? Grow silicon footprint New integration opportunities Expand customer presence Unique platform for innovation with silicon to systems position Increase market coverage 2009 HDD Semi TAM = $4.5B* Collective expertise in read channel, motor controller, pre-amp, and SOCs Opportunity to grow footprint in all segments Complete HDD product offering for all segments * Based on IDC '06 -'09 Semiconductor Revenue Forecast Motor Controller Read/Write Channel Hard Disk Controller Preamp SOC Spindle Motor Head Drive Electronics VCM Media

Extend Industry Leadership Combined R&D Investment* $404M $445M $849M Total Engineers >1,900 >2,300 >4,200 PhD's & MSEE's >800 >900 >1,700 US Patents** >4,600 >5,800 >10,400 * GAAP numbers for the last 4 quarters ending Sept'06. ** Pending and Issued

Strengthen Financials Committed to increasing shareholder value * * Revenue Growth The new LSI is better positioned to deliver sustainable long-term revenue growth with multiple growth engines Operational Efficiencies Substantial cost savings in calendar year 2007 Annualized cost savings of at least $125M in 2008 Increased efficiencies in manufacturing and operating expenses Balance Sheet $1.4B in combined cash with almost $700M in net cash* Shareholder Value Expected to be meaningfully accretive to non-GAAP EPS in 2008 - Before the effect of any share repurchases * Based on balance sheets for the quarters ended September 2006 as adjusted to reflect LSI's subsequent redemption of $272M

Successful Integration Roadmap Focused on value creation and efficient integration Mobilize Plan Implement Formation of joint integration team led by LSI and Agere CEOs Leveraging talent and experience from both companies Integration plan focused on key value drivers Revenues Synergies Organizational Structure Ensure seamless transition from customer service and product delivery perspective

A Compelling Combination Shareholders Positions the new LSI for long term growth and profitability Delivers significant operational synergies $500M stock repurchase program authorized Employees Increases our overall competitiveness Strengthens position within the industry Customers Delivers expanded technology, design competencies and systems expertise More R&D in focused areas

BACKUP

Significant Progress on LSI Transformation

New leadership and structure	7 New Additions to LSI Executive Staff Established CTO Office Added 3 New BOD Members in Q3'06
Aligned Businesses to Focused Strategy	Focused on Storage and Consumer No longer broad base ASIC supplier Terminated RapidChip, Sold ZSP Moved to Fabless Model Sold Gresham for $105M
Extract synergies across product lines	Integrated Silicon to Systems Storage Offering to Server/Storage OEMs
Deliver Long-Term Growth & Profitability	Steady Progress Towards Business Model Double Digit Op Inc Growth Strong Balance Sheet Position

LSI LOGIC

agere systems

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Agere - Successful Turnaround in Progress Focus on assessing and aligning the business Leadership changes Corporate wide vision & strategy Evaluate opportunities to partner Design Wins in flight to grow revenues in 2H'07 Drive competitive levels of revenue growth 15%+ non-GAAP operating margins Revenue Growth Earnings Growth Stabilization Focus on driving growth in earnings Narrowing of investment areas Achieve consistent double digit non GAAP operating margins ACHIEVED ACHIEVED FY06 represented the first full year of GAAP profitability

Home Networks High-Speed Transmission Decades of experience with TM algorithms System-on-a-Chip Integration Grow Revenue Engines - Networking Public Wireless/Wired Network Business Networks Common Software & Hardware Service enabled platforms for the Home, SMB, Enterprise, and Public Access Networks TrueOne converged IP network delivering high quality and reliable services Voice, Video, Data Mobile Significant LSI enterprise connectivity expertise Expand quality of services to the premise

Expanding business with Samsung in GPRS, EDGE & 3G 135M cell phones worldwide using Agere silicon TrueNTRY(tm) line of products enables CD quality music in cell phones Customer expansion with Amoi and Chi Mei Early entrant with high-bandwidth HSDPA solution Source: Gartner & Agere consolidated view, Jan 2006 Cell Phones (Mu) CY09e Grow Revenue Engines - Mobility Total Handsets Unit Volumes (Mu) Focused on the high volume sweet-spot of the handset market Grow from a solid GPRS/EDGE base

HD STB iDTV PND (Navi) BD / HD PMP / Mobile HD Home Media Server Today (2006) eToy / Edu. (ZEVIO(tm)) DVDR / Prof. (DoMiNo(r)) Preserve strong position in DVDR utilizing DoMiNo(r) architecture Expand into new markets based on industry transition to MPEG4/H.264/VC-1 Expand into portable consumer markets based with ZEVIO(tm) E- toys, Edutainment, Personal Navigation Expand into adjacent consumer markets (iDTV, STB) Display & Channel Technology Grow Revenue Engines - Entertainment CE Expand media processing strength into adjacencies